Filed Pursuant to Rule 433

Registration Statement No. 333-236658

Pricing Term Sheet

ONE GAS, INC.

Pricing Term Sheet

Issuer:	ONE Gas, Inc.

Ratings*:	A3 (stable) / BBB+ (CreditWatch Positive) (Moody’s / S&P)

Legal Format:	SEC Registered

Pricing Date:	August 4, 2022

Settlement Date:	August 8, 2022 (T+2)

Security Type:	4.25% Senior Notes due 2032 (the “Notes”)

Size:	$300,000,000

Maturity Date:	September 1, 2032

Benchmark Treasury:	2.875% due May 15, 2032

Benchmark Treasury Yield:	2.699%

Spread to Benchmark Treasury:	+165 basis points

Yield to Maturity:	4.349%

Price to the Public:	99.197% of principal amount

Coupon Rate:	4.25%

Interest Payment Dates:	Semi-annually in arrears on March 1 and September 1, commencing March 1, 2023

Optional Redemption:

Prior to June 1, 2032 (which is the date that is three months prior to the maturity date of the Notes (the “Par Call Date”)), redeemable, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate applicable to the Notes +25 bps less (b) interest accrued and unpaid thereon to the redemption date; and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, redeemable, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	68235P AM0 / US68235PAM05

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	RBC Capital Markets, LLC Truist Securities, Inc. Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC U.S. Bancorp Investments, Inc.

Co-Manager:	BOK Financial Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from RBC Capital Markets, LLC by calling toll-free at 1-866-375-6829, calling Truist Securities, Inc. toll-free at 1-800-685-4786 or calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.